UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Exact name of registrant as specified in its charter)

Delaware	1-11353	13-3757370
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

358 South Main Street,
Burlington, North Carolina		27215
(Address of principal executive offices)		(Zip Code)

Tracy M. Strong, Senior Vice President, Compliance and Chief Privacy Officer, 336-436-7147

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report Conflict

Minerals	Disclosure

This Form SD of Laboratory Corporation of America® Holdings and its consolidated subsidiaries (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period from January 1, 2022 to December 31, 2022.

The Rule requires disclosure of certain information when a company manufactures, or contracts to manufacture, products for which minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (“3TG”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company determined that in the period beginning January 1, 2021 through December 31, 2021, the Company manufactured, or contracted to manufacture, drug testing cards and male fertility kits for which 3TG are necessary to the functionality or production of the product. The drug testing cards use a derivative of gold and the male fertility kits include a centrifuge device that uses solder containing trace amounts of tin. As a result of this determination, the Company conducted a good faith reasonable country of origin inquiry (the “RCOI”) to determine whether the 3TG found in the products originated in the Covered Countries or are from recycled or scrap sources.

The elements of the Company’s RCOI were: the identification of the suppliers of the 3TG contained in the product; data collection; and the assessment to determine whether further due diligence was required.

•	Identification of the suppliers: The Company identified three direct suppliers of the 3TG contained in the Company’s products (the “Covered Suppliers”).

•

Data collection: To collect information on the 3TG contained in the Company’s products, the Company prepared a questionnaire which requested information on the origin of the 3TG, including (i) whether the 3TG originated in the Covered Countries, (ii) whether the 3TG came from recycled or scrap sources and (iii) whether the 3TG was sourced from other upstream suppliers (the “Questionnaire”). The Company sent the Questionnaire to the direct suppliers and also requested that the direct suppliers send the Questionnaire to the upstream suppliers of the 3TG in its supply chain. The Company received responses from the Covered Suppliers.

•	Assessment: Responses from the Covered Suppliers were reviewed by the Company to assess the adequacy of such responses.

Based on the data collected by the Company through the RCOI, the Company determined that there is no reason to believe that the necessary gold used in its drug testing cards manufactured between January 1, 2022 and December 31, 2022 may have originated in Covered Countries. However, with respect to the male fertility kits, the Company determined that it does have reason to believe that the necessary tin may have originated in Covered Countries. Accordingly, the Company took additional due diligence measures, including sending inquiry letters to the Covered Suppliers of tin and subsequently to an upstream supplier, to gain clarity on information relating to the source and compliance status of the tin used in the Company’s products. Both Covered Suppliers provided responses to the Company’s inquiry. However, the Company has not been able to determine with reasonable certainty the country of origin of the tin used by one of its Covered Suppliers. The upstream supplier for the other Covered Supplier provided to the Company a Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template, pursuant to which the Company confirmed that while tin originated in a Covered Country, the smelter that processed such tin was conformant to the RMI’s Responsible Minerals Assurance Process (RMAP) standard. The Company is not filing disclosure under Item 1.01(c) of Form SD in accordance with the “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017.

This information is publicly available at: https://ir.labcorp.com/static-files/b7fecc52-7860-4e08-ac23-1490bf6d8e3f.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2023	LABORATORY CORPORATION OF AMERICA HOLDINGS

	By:	/s/ Sandra van der Vaart
Sandra van der Vaart Executive Vice President, Chief Legal Officer and Corporate Secretary